UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-56135

CUSIP NUMBER: 74937E102

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: April 30, 2021

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:	______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

RCMW Group, Inc.
Full Name of Registrant
Hemp Technology, Inc.
Former Name if Applicable
2232 Dell Range Blvd Ste 245
Address of Principal Executive Office (Street and Number)
Cheyenne, WY 82009
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, ~Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

RCMW Group, Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended April 30, 2021 (the “Form 10-K”). The Registrant was unable to complete the preparation of its 10-K in a timely matter because of unanticipated delays. The Registrant anticipates filing its Form 10-K for the period ended April 30, 2021, within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Walter Schredl	437	230-7399
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [  ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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RCMW Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2021	By:	/s/ Walter Schredl
Walter Schredl
Chief Financial Officer

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